Exhibit 3.1

CERTIFICATE OF CORRECTION

OF THE

CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS

OF

SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK

OF

OUTSET MEDICAL, INC.

Outset Medical, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

1. The name of the Corporation is Outset Medical, Inc.

2. The Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock of the Corporation (the “Certificate of Designation”) was filed with the Secretary of State of the State of Delaware on January 7, 2025, and requires correction as permitted by subsection (f) of Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracies or defects of the Certificate of Designation are in the first sentence of Section 7.1 of the Certificate of Designation. Specifically, due to a scrivener’s error, the mathematical formula in that sentence incorrectly refers to “numerator” where it should refer to “denominator” and to “denominator” where it should refer to “numerator.”

4. Section 7.1 of the Certificate of Designation is hereby corrected so that it reads in its entirety as follows:

“Stock Dividends and Stock Splits. If the Corporation, at any time while this Series A Non-Voting Convertible Preferred Stock is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of this Series A Non-Voting Convertible Preferred Stock) with respect to the then outstanding shares of Common Stock; (B) subdivides outstanding shares of Common Stock into a larger number of shares; or (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Price shall be multiplied by a fraction of which the denominator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately after such event and of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event (excluding any treasury shares of the Corporation). Any adjustment made pursuant to this Section 7.1 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.”

5. All other provisions of the Certificate of Designation remain unchanged.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Correction of the Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock of the Corporation to be executed this 10th day of March, 2025.

Outset Medical, Inc.

By:	/s/ John Brottem
Name: John Brottem
Title: General Counsel and Secretary